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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25
                                                                 SEC FILE NUMBER
                                                                      1-8063

                          NOTIFICATION OF LATE FILING

                                                                  CUSIP NUMBER
                                                                    133059107

(Check One): [X] Form 10-K   [ ] Form 20-F    [ ] Form 11-K
             [ ] Form 10-Q   [ ] Form N-SAR

                 For Period Ended:     December 31, 1996

                 [   ]    Transition Report on Form 10-K
                 [   ]    Transition Report on Form 20-F
                 [   ]    Transition Report on Form 11-K
                 [   ]    Transition Report on Form 10-Q
                 [   ]    Transition Report on Form N-SAR
                 For the Transition Period Ended:_____________________________
______________________________________________________________________________

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

PART I - REGISTRANT INFORMATION
________________________________________________________________________________
Full Name of Registrant
         CALIFORNIA REAL ESTATE INVESTMENT TRUST
________________________________________________________________________________
Former Name if Applicable
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)
         131 Steuart Street, Suite 200
         San Francisco, California  94105 City, State and Zip Code
________________________________________________________________________________

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following
should be completed.   (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 123b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reason why Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file its Annual Report on Form 10-K within the time period prescribed for such report for the following reasons:

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    (a)  In January 1997, the registrant's former parent sold its 6,959,593 common shares of beneficial interest in the Trust (approximately 76% of total number of outstanding shares) to the registrant's current controlling shareholder. In connection with the transfer of the 6,959,593 common shares, the board of trustees approved a new business plan, approved a preferred equity investment and increased the size of the board from five to seven trustees, appointed three new trustees and accepted the resignation of one then incumbent trustee associated with former parent.

    (b) The foregoing developments are expected to necessitate certain additional disclosure with regard to the registrant in Form 10-K and a proxy statement with respect to the shareholder approval of the preferred equity investment. Management of the registrant is currently preparing the necessary disclosure so that it can be better positioned to implement the new business plan as soon as practicable.

    (c) Significant time and attention of the registrant's new management have been devoted to assessing and coordinating the disclosure required to be made with regard to the foregoing developments in Form 10-K and the proxy statement.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Frank Morrow                415               905-0288 x11
    ------------------           -------          -----------------
         (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report (s).
                                                            [ X ] Yes   [   ] No
    ____________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [ X ] Yes   [   ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Attached as Exhibit A is a copy of Registrant's press release dated March 31, 1997 with respect to results of operations for the year ended December 31, 1996.
________________________________________________________________________________

                    CALIFORNIA REAL ESTATE INVESTMENT TRUST
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31 , 1997                By: /s/ Frank A. Morrow
      ---------------                    -------------------------------------
                                         Frank A. Morrow,Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

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                                   EXHIBIT A

FOR IMMEDIATE RELEASE
CONTACT:  PEGGY WURTS
(415) 905-0288 X13


                    CALIFORNIA REAL ESTATE INVESTMENT TRUST
                    RELEASES YEAR END 1996 FINANCIAL RESULTS

SAN FRANCISCO, MARCH 31, 1997---CALIFORNIA REAL ESTATE INVESTMENT TRUST (NYSE,
PSE: CT) TODAY ANNOUNCED RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996:

                                                                        TWELVE MONTHS ENDED DECEMBER 31
                                                                        1996                  1995
                                                                        ----                  ----
                                                                      IN THOUSANDS EXCEPT PER SHARE AMOUNTS
                                                                      -------------------------------------
OPERATING RESULTS:
  TOTAL REVENUES                                                     $    3,155             $    3,535
  TOTAL EXPENSES                                                     $    2,895             $    3,098
  INCOME FROM OPERATIONS                                             $      260             $      437
  GAIN ON FORECLOSURE OR SALE OF INVESTMENTS                         $    1,069             $       66
  VALUATION LOSSES                                                   $  (1,743)             $  (3,281)
  NET LOSS                                                           $    (414)             $  (2,778)
  FUNDS FROM OPERATIONS*                                             $      324             $    1,099
  TOTAL ASSETS                                                       $   30,036             $   33,532
  SHAREHOLDERS' EQUITY                                               $   24,471             $   24,907

PER SHARE RESULTS:

  NET LOSS PER SHARE                                                 $   (0.05)             $   (0.30)
  SHARES OUTSTANDING                                                      9,137                  9,137

* FUNDS FROM OPERATIONS (FFO) MEANS NET INCOME, EXCLUDING GAIN (LOSS) ON THE SALES OF PROPERTY, VALUATION LOSSES, EXTRAORDINARY ITEMS AND MINORITY INTEREST PLUS DEPRECIATION AND AMORTIZATION. FFO HERE WAS COMPUTED WITHOUT ADDING BACK AMORTIZATION OF DEFERRED FINANCING COSTS AND DEPRECIATION OF NON-RENTAL REAL ESTATE ASSETS.


THE TRUST FURTHER ANNOUNCED THAT IT INTENDS TO FILE ITS ANNUAL REPORT ON FORM 10-K WITH THE SECURITIES AND EXCHANGE COMMISSION WITHIN THE NEXT 15 DAYS.